Form 51-102F1
BRONX VENTURES INC.
(formerly Lucky 1 Enterprises Inc.)

Management’s Discussion & Analysis
Interim (unaudited) Financial Statements for the
Nine month period ended September 30, 2005

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the Company’s unaudited interim financial statements and the notes thereto for the nine month periods ended September 30, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principals. The unaudited interim financial statements and notes thereto and management’s discussion and analysis for the period ended September 30, 2005, which have not been reviewed by the Company’s Auditor, should be read in conjunction with the Company’s audited financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information is prepared as at November 25, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming and investments in the securities of public companies. Currently, the principal business of Bronx is in mineral exploration.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.
Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property which is located in the Kamloops Mining Division in the Province of British Columbia. In the spring of 2004, Bronx commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”. The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property. This report has been filed on www.Sedar.com by the Company.

During May, 2005, the Company commenced a two phased exploration work program on the Company’s Extra High Mineral Property, consisting of soil sampling, geological mapping and trenching. The Company’s two phased exploration work program was completed in August, 2005. The results obtained from the two phased exploration work program were encouraging and as a result, the Company initiated a diamond drilling program (the “three phase exploration program”).

The Company is pleased to report on the three phase exploration program that has recently been completed on the Company’s Extra High property located on Samatosum Mountain, 60 kilometres north east of Kamloops, B.C. The Extra High property is immediately south of the formerly producing Samatosum Mine as well as the adjacent Rea deposit.

The Extra High property has seen previous exploration in the late 1980’s and up to 1991 but has been dormant since. Earlier work consisted of geochemical and geophysical surveys, trenching and diamond drilling. This work disclosed a volcanogenic massive sulphide environment containing important concentrations of gold, silver, copper, lead and zinc and extending over a 3 kilometre strike length on the Extra High property. This mineralized trend is termed the Rea Zone. At the northern end of this mineralized trend on the Extra High property lies the K7 Zone which in turn lies less than 400 metres on strike to the south east from the Rea deposit.

The 3 phase exploration program included detailed soil geochemical surveys over untested targets revealed in previous work, trenching of the surface trace of the K7 zone plus detailed geological mapping. A 1,081 metre diamond drill program was completed on one area of the K7 Zone.

Results from the soil geochemical survey revealed several areas of anomalous Au, Ag, Cu, Pb, and Zn that require additional work including trenching to reveal the source of the anomalies. These anomalous areas occur in a parallel zone of mineralization named the Twin Mountain Zone and lie approximately 700 metres to the east from the K7 Zone.

Trenching of the K7 Zone in the northern mineralized area revealed complex geological structures that assisted in the interpretation of the subsequent diamond drill hole information. A total of 455 metres of trenching was completed in 12 trenches. Mineralized intercepts of the K7 Zone in the trenches varied from 3.3 metres of Au 1.37 g/t, Ag 7.9 g/t, Cu 0.08%, Pb 0.2%, Zn 0.08% in Trench 2 to 5.5 metres of Au 51.2 g/t, Ag 834 g/t, Cu 0.3%, Pb 15.5%, Zn 0.4% in Trench 4. The highly oxidized and leached surface environment possibly caused an enrichment in some metals (i.e. Au, Ag, Pb) and depletion in others (i.e. Zn).

The 1,081 metre diamond drill program was successful in adding confidence and continuity to the previously indicated zones of mineralization. The focus of the drilling was to confirm earlier results and expand on the known mineralization. Three fans with 3 holes each were drilled over a strike length of 85 metres with the final hole 05-10 drilled an additional 20 metres further north. Total strike length tested was 105 metres and the deepest intersection, in hole 05-03, was 105 metres down dip from surface. There has not been sufficient drilling to establish continuity between the fan of holes 05-01 to 05-03 and holes 05 –04 to 05-10 as there appears to be a fault offset. There is good continuity however between holes 05-04 to 05-10 over a strike length of greater than 46 metres and a dip extension of greater than 70 metres. The mineralized zones intersected in holes 05-01 to 05-03 and holes 05-04 to 05-10 are open in all directions. Previous wide spaced drilling has indicated similar structure and grades in holes more than 50 metres away in the immediate area, while similar grades occur in drill holes 100 metres – 200 metres further south on the mineralized trend. All drilling was with NQ core. Details of the drill hole intercepts are listed below. All drill hole information is in metres.

HOLE	INTERCEPT		TRUE	ASSAY DATA
#	FROM	TO	WIDTH	Au g/t	Ag g/t	Cu %	Pb %	Zn%	As %
	metres	metres	meters

05-01	105.8	115.1	9.14	4.28	92.1	0.44	5.40	6.12	2.61
incl.	110.0	115.1	5.01	6.96	148.1	0.61	8.47	9.55	3.51
05-02	114.2	119.1	4.73	1.69	20.7	0.37	1.73	2.99	3.03
05-03	130.5	133.2	2.54	0.50	10.5	0.06	0.80	1.80	1.12
05-04	23.6	30.2	6.58	8.09	131.5	0.68	4.16	5.21	1.21
incl.	24.9	30.2	5.28	9.84	162.0	0.81	5.00	6.21	0.89
05-05	26.7	38.9	11.80	6.67	97.0	0.65	3.87	4.65	0.60
incl.	26.7	35.6	8.61	7.72	125.0	0.85	5.09	6.18	0.54
05-06	43.2	56.9	9.69	7.82	67.8	0.64	4.30	5.16	0.97
05-07	37.1	47.9	8.64	5.07	51.0	0.42	3.89	5.45	2.80
05-08	44.4	52.2	5.99	3.34	43.9	0.62	3.75	4.84	4.87
05-09	72.7	80.7	3.38	2.10	25.7	0.16	1.61	3.13	2.71
05-10	29.6	39.6	9.95	3.67	33.3	0.42	2.54	3.43	0.31
incl.	29.6	35.7	6.07	4.89	48.4	0.67	3.98	5.41	0.42

The exploration program detailed above was conducted by, and under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

The Company is encouraged by the favourable results obtained from the just completed three phase exploration program and as a result, the Company has decided to carry out, and has commenced, an additional diamond drilling program consisting of approximately 2,000 feet of diamond drilling. The budget for the additional diamond drilling program is estimated to be Cdn $75,000. The additional diamond drilling program is being conducted by, and is under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the Nine month period ended September 30, 2005, the Company recorded Revenue of $349,456 as compared to $79,627 for the same period in 2004, due to an increase in income generated from the Company’s investment in the three card games Software. The interest income was $1,188 as compared to $299 for the same period during 2004 reflecting an increase in cash balances in the bank. The gain before other items was $23,307 as compared to a loss of $(265,065) for the same period in 2004 due to the fact that total expenses decreased to $327,388 from $344,991 during the same period in 2004 and also due to the fact that income generated from the three card games Software increased to $349,456 from $79,627 during the nine month period ended September 30, 2004. Items which contributed to a decrease in operating expenses during the period ended September 30, 2005, were Legal, accounting and audit, Commission fees, Professional and consulting fees, Rent and office expenses, and Shareholder communication.

During the Nine month period ended September 30, 2005, the Company recorded a gain of $219,089 as a result of selling some marketable securities as compared to a gain of $579,705 during the same period in 2004. The weighted average gain per common share was $0.71 as compared to a loss of $(0.88) per common share during the same period in 2004. Total assets of $763,827 as compared to $593,228 for the same period in 2004 (December 31, 2004: $1,124,370) comprises cash and term deposits, accounts receivable, marketable securities, receivables from related parties, prepaids, cash held on behalf of related party, the Extra High Mineral Property, investments and furniture and equipment. The Company has not paid any dividends and does not plan to pay any dividends in the future.

During the Nine month period ended September 30, 2005, the Company had a net gain of $242,396 or $0.71 per common share as compared to a net loss of $(268,018) or $(0.88) per common share, in the same period of 2004. During the Nine month period ended September 30, 2005, the weighted average number of common shares was 340,711 as compared to 305,970 for the same period in 2004. For the Nine month period ended September 30, 2005, the Company had a working capital of $321,506 as compared to a working capital of $328,716 in the same period of 2004.

The Company is presently not a party to any legal proceedings whatsoever.

Third Quarter, (September 30, 2005)

During the three month [Third Quarter] period ended September 30, 2005, the Company had a net gain of $42,661 or $0.13 per share as compared to a net loss of $(430,152) or $(1.41) per share in the same three month [Third Quarter] period of 2004 and as compared to a net gain of 18,028 or $0.05 per share for the three month period ended June 30, 2005, and as compared to a net gain of 181,707 or $0.53 per share for the three month period ended March 31, 2005. Total revenues have significantly increased to $131,768 as compared to $21,636 for the same period in 2004 and as compared to $115,929 for the three month period ended June 30, 2005 and as compared to $102,948 for the three month period ended March 31, 2005, mainly due to a substantial increase in revenue generated from the Company’s Investment in the three card games Software. Revenues generated from the Company’s investment in the three card games Software for the three month period ended September 30, 2005 was $131,768 as compared to $21,611 for the same period in 2004; and as compared to $115,328 for the three month period ended June 30, 2005, and as compared to $102,360 for the three month period ended March 31, 2005. Operating costs have increased slightly to $89,107 as compared to $89,050 for the same period in 2004 and as compared to $97,901 for the three month period ended June 30, 2005, and as compared to $140,330 for the three month period ended March 31, 2005.

For the three month period ended September 30, 2005, (the “Third Quarter”), the Company recorded revenue of $131,768 as compared to $115,328 for the three month period ended June 30, 2005, (the “Second Quarter”), reflecting an increase in income derived from the Company’s investment in the three card games Software. Interest and other income were $Nil during the Third Quarter as compared to $601 during the Second Quarter. The gain before other items was $42,661 during the Third Quarter as compared to a gain of $18,028 during the Second Quarter. This is due to an increase in revenue from $115,328 in the Second Quarter to $131,768 in the Third Quarter, and a decrease in the operating expenses to $89,107 during the Third Quarter from $97,901 during the immediately preceding Second Quarter. Items which mainly contributed to the decrease in operating expenses during the Third Quarter were Regulatory and transfer fees of $1,099 (Second Quarter: $2,748), Shareholder communication of $(339) (Second Quarter: $1,567), Legal, accounting & audit of $509 (Second Quarter: $6,838) and Professional & consulting fees of $7,503 (Second Quarter: $Nil).

The weighted average number of shares during both the Second and Third Quarters was 340,711. The weighted average gain per common share was $0.13 during the Third Quarter as compared to $0.05 during the Second Quarter.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:-

From time to time the Company has acquired, for investment purposes, securities of public companies. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. To date, the three card games Software has generated revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future. It is quite possible that the three card games Software may stop generating any revenues for the Company. There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the Company’s Investment in the three card games Software.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

While the Company has recently started generating some revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property, which is located in the Province of British Columbia. Pursuant to the Option Agreement, the Company is required to make staged cash payments to the Optionor totalling $150,000 and must incur exploration expenditures on the Extra High Mineral Property totalling $500,000 over a period of 3 years. Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that the Company might lose all its investment in the Extra High Mineral Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Mineral Property.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended September 30, 2005:

	September
For the Quarterly	30,	June 30,	March 31,	December 31,
Periods ended:	2005	2005	2005	2004
	$
Total Revenues	131,768	115,929	102,948	212,446

Income (loss) before other items	42,661	18,028	(37,382)	(22,465)

Earnings (loss) per common share before other items	0.13	0.05	(0.11)	(0.07)

Fully diluted earnings (loss) per common share before other items	0.10	0.04	(0.08)	(0.05)

Net income (loss) for the period	42,661	18,028	181,707	(101,443)

Basic net gain (loss) per share	0.13	0.05	0.53	(0.30)

Diluted net gain (loss) per share	0.10	0.04	0.40	(0.23)

For the Quarterly	September 30,	June 30,	March 31,	December 31,
Periods ended:	2004	2004	2004	2003
	$
Total Revenues	21,636	20,520	37,770	38,346

Income (loss) before other items	(67,414)	(59,895)	(137,756)	(77,508)

Earnings (loss) per common share before other items	(0.20)	(0.19)	(0.44)	(0.27)

Fully diluted earnings (loss) per common share before other items	(0.15)	(0.12)	(0.25)	(0.15)

Net income (loss) for the period	(430,152)	(262,895)	425,029	(20,211)

Basic net gain (loss) per share	(1.26)	(0.84)	1.36	(0.07)

Diluted net gain (loss) per share	(0.95)	(0.54)	0.76	(0.04)

For the quarterly period ended March 31, 2003, the Company started receiving revenue from its investment in the three card games Software. The Company’s total revenues for the periods ended December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended December 31, 2003, the Company realized a net loss of $(20,211) as compared to a net gain of $234,584 for the immediately preceding quarter. As a result, the basic net loss per share for the quarterly period ended December 31, 2003, was $(0.07) per share as compared to a basic net gain of $0.93 per share for the immediately preceding quarterly period, and the diluted net loss per share was $(0.04) as compared to a diluted net gain of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net gain of $425,029 as compared to a net loss of $(20,211) for the immediately preceding quarter due mainly to the Company realizing a gain on the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended March 31, 2004, was $1.36 per share as compared to a basic net loss of $(0.07) per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.76 as compared to a diluted net loss of $(0.04) per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $(262,895) mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $(0.84) per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $(0.54) per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $(430,152) due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(262,895) for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $(1.26) per share as compared to a basic net loss of $(0.84) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $(0.95) per share as compared to a diluted net loss of $(0.54) per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net loss of $(101,443) due to the loss on the sale of its investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(430,152) for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended December 31, 2004, was $(0.30) as compared to a basic net loss of $(1.26) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2004, was $(0.23) as compared to a diluted net loss of $(0.95) per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net loss of $(101,443) for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net loss of $(0.30) per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net loss of $(0.23) per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2005, the Company realized a net gain of $18,028 as compared to a net gain of $181,707 during the immediately preceding quarterly period which was due mainly to the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended June 30, 2005, was $0.05 as compared to a basic net gain of $0.53 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended June 30, 2005, was $0.04 as compared to a diluted net gain of $0.40 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2005, the Company realized a net gain of $42,661 as compared to a net gain of $18,028 during the immediately preceding quarterly period. The increase in the net gain is mainly due to an increase in revenues from the Company’s investment in the three card games Software. As a result, the basic net gain per share for the quarterly period ended September 30, 2005 was $0.13 as compared to a basic net gain of $0.05 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended September 30, 2005 was $0.10 as compared to a diluted net gain of $0.04 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2005, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. While the Company has recently started generating some revenue, the Company has not established a long term pattern of consistently generating meaningful revenues. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Mineral Property, subject to a 11/2% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years. As of October 31, 2005, the Company’s investment in the Extra High Mineral Property totals $206,988 which consists of $45,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High Mineral Property in good standing and $157,400 of exploration expenditures incurred since acquisition.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates. During the nine month period ended September 30, 2005, no share purchase warrants were issued, exercised, or have expired.

During the nine month period ended September 30, 2005, no stock options were granted to Directors, Officers, Employees and Consultants and on April 21, 2005, all of the 27,748 outstanding stock options at an exercise price of US $5.25 per common share expired. Currently there are no stock options granted and outstanding. If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at September 30, 2005, the Company had $238,853 in cash and term deposits as compared to $18,530 for the period ended December 31, 2004. Working capital as at September 30, 2005, was $321,506 as compared to a working capital of $465,278 for the period ended December 31, 2004. The cost of marketable securities as at September 30, 2005, was $21,721 as compared to $222,611 for the period ended December 31, 2004. As at September 30, 2005, the market value of the marketable securities was $21,100 as compared to $382,893 for the period ended December 31, 2004. Accounts receivable as at September 30, 2005, was $22,537 as compared to $Nil for the period ended December 31, 2004, and receivables from related parties as at September 30, 2005, was $44,282 as compared to $257,729 for the period ended December 31, 2004.

During the nine month period ended September 30, 2005, a gain of $219,089 was realized on the sale of some of the Company’s marketable securities.

During the three month [Third Quarter] period ended September 30, 2005, the Company has acquired marketable securities at a cost of $20,570.

Trends

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences. Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Mineral Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

As of January 1, 2005, the Company and Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. During the Nine month period ended September 30, 2005, the Company’s share of revenues from its investment in the three card games Software was $349,456 (2004: $79,627) and for the three month period ended September 30, 2005, the Company’s share of revenues from the three card games Software was $131,768 (2004: $21,611).

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $210,000 during the nine month period ended September 30, 2005, (2004:$180,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

On March 10, 2004, the Company entered into a non-brokered private placement financing agreement with Bedo H. Kalpakian and Jacob H. Kalpakian for 28,571 Flow-Through Share Units at the purchase price of $3.50 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year and at an exercise price of $7.00 per common share if exercised in the second year. The warrants expire on March 10, 2006.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

During January and February, 2004, the Company entered into two private placement agreements to acquire a total of 4,000,000 common shares of Las Vegas, a related party, at $0.30 and $0.32 per common share for a total investment of $1,225,000.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the three month period ended September 30, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.

The Company has hired the services of J.W. Murton & Associates to provide geological services in respect to the exploration work programs on the Company’s Extra High Mineral Property. J.W. Murton & Associates is a private company owned by a Director of the Company.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date. The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s September 30, 2005 Interim (unaudited) Financial Statements and the Company’s December 31, 2004 Annual Audited Financial Statements.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share		No. of	Preferred
Data	No. of Common Shares	Shares		Exercise Price	Expiry Date
Issued and Outstanding as at November 25, 2005	340,711	Nil		N/A	N/A

Stock Options	-	Nil		N/A	N/A

Warrants	81,428	Nil		Cdn$5.25-$7.00	Dec 30/05 to July 20/06

Fully Diluted as at November 25, 2005	422,139	Nil		N/A	N/A

Subsequent Event

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

Management of the Company is encouraged from the results obtained to date from the exploration work programs conducted on the Company’s Extra High Mineral Property and is looking forward to receiving positive results from the additional diamond drilling program.